EXHIBIT 21
LIST OF SUBSIDIARIES
OF REDWOOD TRUST, INC.

Subsidiaries*	Jurisdiction of Incorporation or Organization

Redwood Residential Acquisition Corporation	Delaware

Redwood Subsidiary Holdings, LLC	Delaware

RWT Holdings, Inc.	Delaware

RWT Securities, LLC	Delaware

Sequoia Residential Funding, Inc.**	Delaware

CoreVest American Finance Lender LLC	Delaware

*	In accordance with Item 601(b)(21)(ii) of Regulation S-K the names of certain subsidiaries have been omitted.
**	Sequoia Residential Funding, Inc. is the depositor with respect to more than 30 Sequoia securitization trusts that are not listed in this exhibit, but we are required to consolidate the assets and liabilities of certain of these trusts under GAAP for financial reporting purposes.